UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of March, 2011
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Exact name of registrant as specified in its charter)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

CHINA ENTERPRISES LIMITED

ANNUAL GENERAL MEETING 2010 CIRCULAR

PROXY CARD

SIGNATURE

CHINA ENTERPRISES LIMITED
(Exact Name of Registrant as Specified in its Charter)
Bermuda
(Jurisdiction of Incorporation or Organization)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of Principal Executive Offices)
ANNUAL GENERAL MEETING
2010
Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 10:00 a.m. on March 31, 2011 (Hong Kong time) at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong is set out on page 4 of this circular.
Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to March 28, 2011 (Hong Kong time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

CONTENTS

PAGE(S)
PART I: CORPORATE INFORMATION	1-2

PART II: NOTICE OF 2010 ANNUAL GENERAL MEETING	3- 4

PART III: PROXY STATEMENT	5-8

PART IV: REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	9-11

PART V: CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009	12- 47

- i -

PART I
CORPORATE INFORMATION

CORPORATE INFORMATION
ANNUAL GENERAL MEETING

Date and time:	March 31, 2011 at 10:00 a.m. (Hong Kong time)

Venue:	B27, Basement,
Bank of America Tower,
12 Harcourt Road, Central, Hong Kong
TRADING VENUE
OTC Securities Market
Trading Symbol: CSHEF. PK
PRINCIPAL PLACE OF BUSINESS
Unit 3101, 31st Floor,
Bank of America Tower,
12 Harcourt Road,
Central,
Hong Kong
Telephone: (852) 3151- 0300
Fax: (852) 2372- 0620
REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
OFFICIAL WEBSITE
http://www.chinaenterpriseslimited.com
COUNSEL
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central
Hong Kong
Telephone: (852) 2524 -7106
Fax: (852) 2845-9268
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Crowe Horwath (HK) CPA Limited
34/F The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong
Telephone: (852) 2894 - 6888
Fax: (852) 2895-3752
REGISTRAR, TRANSFER AGENT
Bermuda:
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM08, Bermuda
United States:
BNY Mellon
Website: www.bnymellon.com/shareowner/equityaccess
For Shareholder Inquiries:
China Enterprises Limited
c/o BNY Mellon
P.O. Box 358015
Pittsburgh, PA 15252-8015
TDD for Hearing Impaired: 800 -231-5469
Foreign Shareowners: 201- 680 - 6578
TDD Foreign Shareowners: 201- 680 - 6610
For Certificate Transfers and Address Changes:
BNY Mellon
480 Washington Boulevard
Jersey City,
New Jersey 07310 -1900
PUBLIC RELATIONS
Pristine Advisers LLC
8 Walnut Ave E
Farmingdale, NY11735
Telephone: (631) 756 -2486
Fax: (646) 478-9415
FORM 20-F
Form 20-F for China Enterprises Limited is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov after its filing with the U.S. Securities Exchange Commission.

PART II
NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE OF 2010 ANNUAL GENERAL MEETING
CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
Principal Place of Business:
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Registered Office:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
To the Shareholders of
China Enterprises Limited:
The Annual General Meeting of China Enterprises Limited (“the Company”) is called and will be held at 10:00 a.m. on March 31, 2011 at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong, for the purpose of:
(1)	Re-electing six directors for a term expiring at the 2011 Annual General Meeting and to authorize the Board of Directors to determine the directors’ remuneration;

(2)	Considering and approving the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2009; and

(3)	Appointing independent registered public accounting firm for a term expiring at the 2011 Annual General Meeting and to authorize the Board of Directors to determine its remuneration.
Only shareholders of record at the close of business on Monday, March 7, 2011 are entitled to attend and to vote at the Annual General Meeting.
It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. Prompt return of your voted proxy card will reduce the cost of further mailings and other follow-up work. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.
We thank you for your assistance and appreciate your cooperation.
By Order of the Board of Directors
Yap, Allan
Chairman
March 14, 2011

PART III
PROXY STATEMENT

PROXY STATEMENT
CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the consolidated financial statements for the year ended December 31, 2009 are enclosed with this Proxy Statement.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the directors’ remuneration. All nominees are currently directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

			Employed
Name	Age	Position	Since

Yap, Allan	55	Chairman of the Board of the Company	2001
Chan Ling, Eva	45	Deputy Chairman of the Board of the Company	2004
Lien Kait Long	62	Director	1999
Dorothy Law	41	Director	2000
Richard Whittall	52	Independent Director	2000
Sin Chi Fai	51	Independent Director	2010
Compensation of Directors and Officers
For the year ended December 31, 2009, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was US$120,000 (2008: US$120,000). No bonus has been paid for the year ended December 31, 2009.
Required Vote
The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the directors’ remuneration.
The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorising the Board of Directors to determine the directors’ remuneration.

PROXY STATEMENT
PROPOSAL NO. 2
APPROVAL OF THE REPORT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM AND 2009 FINANCIAL STATEMENTS
In accordance with applicable law, the Company’s shareholders have the authority to approve the report of the independent registered public accounting firm and the audited financial statements of the Company for the most recent fiscal year. The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2009 and recommended that shareholders approve the report of the independent registered public accounting firm and the audited financial statements. Accordingly, the shareholders will be asked to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2009 at the Annual General Meeting.
Required Vote
The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2009.
The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.
PROPOSAL NO. 3
RE-APPOINTMENT OF CROWE HORWATH (HK) CPA LIMITED
AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. On March 7, 2011 the Board of Directors recommended that Crowe Horwath (HK) CPA Limited be re-appointed as independent registered public accounting firm of the Company for a term expiring at the 2011 Annual General Meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Crowe Horwath (HK) CPA Limited for the fiscal year ended December 31, 2009 were totaling HK$700,000. Accordingly, the shareholders will be asked to approve such appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.
Required Vote
The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.
The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT
OTHER MATTERS
The Board of Directors is not aware of any other matters that will be presented for consideration at the Annual General Meeting other than those matters referred to in this Proxy Statement.
Shareholder proposals relating to the Company’s annual general meeting for the fiscal year ended December 31, 2010 must be received by BNY Mellon at its office, P.O. Box 358015, Pittsburgh, PA 15252-8015, before September 30, 2011. The fact that a shareholder proposal is received in a timely manner does not ensure its inclusion in the proxy material since there are other requirements in the Companies Act 1981 of Bermuda (as amended) relating to such inclusion.
IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO MARCH 28, 2011 (HONG KONG TIME) FOR ACTION TO BE TAKEN.
By Order of the Board of Directors
Yap, Allan
Chairman
March 14, 2011

PART IV
REPORTS OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA ENTERPRISES LIMITED
We have audited the accompanying consolidated balance sheet of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.
Crowe Horwath (HK) CPA Limited
Hong Kong, China
March 7, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of China Enterprises Limited:
We have audited the accompanying consolidated balance sheet of China Enterprises Limited and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2007 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
January 27, 2010

PART V
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Operating activities
General and administrative expenses	(6,208)	(5,770)	(2,819)	(413)
Gain on disposal of subsidiaries (note 4)	19,325	—	—	—
Non-operating income (expenses):
Interest income	9,536	4,865	3,291	482
Interest expense	(104)	(3,834)	(4,493)	(658)
Investment income	—	1,228	6,062	888
Compensation income (note 9)	—	17,000	—	—
Net realised loss recognized on investments	(90,891)	(2,568)	(780)	(114)
Unrealized gain (loss) on trading securities still held at the balance sheet date	(12,158)	(56,673)	15,483	2,268
Change in fair value of conversion option (note 8)	19,248	(4,244)	72	11
Loss on disposal of interest in an equity method affiliate (note 7)	(68,991)	—	—	—
Impairment loss recognized on available-for-sale securities	—	(69,524)	—	—
Exchange gain	—	3,105	530	77

Profit (loss) before income tax and equity in earnings at equity method affiliates	(130,243)	(116,415)	17,346	2,541
Income tax benefit (expense) (note 11)	(19,324)	9,529	(25,512)	(3,738)
Equity in earnings of equity method affiliates	121,389	35,445	255,117	37,375

Net income (loss)	(28,178)	(71,441)	246,951	36,178

Earnings (loss) per common share
Basic and diluted	(3.12)	(7.92)	27.39	4.01

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2008	2009	2009
	Rmb	Rmb	US$

ASSETS
Current assets:
Cash and cash equivalents	120	229	33
Notes receivable (note 5)	20,523	—	—
Prepaid expenses and other current assets	169	965	141
Due from related parties (note 16)	54,039	30,153	4,417
Trading securities	51,078	63,750	9,339

Total current assets	125,929	95,097	13,930

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2008 and 2009) (note 7)	393,350	648,467	95,001
Convertible note receivable (note 8)	49,668	51,789	7,587
Deposit paid for acquisition of investment (note 10)	75,000	75,000	10,988
Available-for-sale securities	33,992	33,546	4,915
Other assets	6	6	1

Total assets	677,945	903,905	132,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 16)	124,895	106,943	15,667
Amounts due to securities brokers	41,239	29,884	4,378
Other payable	16,763	1,095	161
Accrued liabilities	5,663	4,522	662
Other taxes payable	2,753	2,753	403
Income taxes payable	24,282	24,240	3,551

Total current liabilities	215,595	169,437	24,822

Deferred tax liability (note 11)	3,545	29,057	4,257

Total liabilities	219,140	198,494	29,079

CONSOLIDATED BALANCE SHEETS — CONTINUED
(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2008	2009	2009
	Rmb	Rmb	US$

Commitments and contingencies (note 14)

Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2008 and December 31, 2009) (note 12)	770	770	113
Additional paid-in capital	1,000,958	1,000,958	146,641
Accumulated other comprehensive losses	(15,367)	(15,712)	(2,302)
Accumulated deficit	(527,556)	(280,605)	(41,109)

Total shareholders’ equity	458,805	705,411	103,343

Total liabilities and shareholders’ equity	677,945	903,905	132,422

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSSES)
(Amounts in thousands, except number of shares)

				Accumulated
				other
				compre-			Compr-
			Additional	hensive			ehensive
		Common	paid-in	(losses)	Accumulated		income
	Common	stock	capital	income	deficit	Total	(losses)
	stock	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2007	9,017,310	770	1,026,237	227	(427,937)	599,297

Net loss	—	—	—	—	(28,178)	(28,178)	(28,178)
Recognition of equity-settled share based payments of an equity method affiliate	—	—	558	—	—	558	—
Dilution of interest in an equity method affiliate (note 7)	—	—	(25,837)	—	—	(25,837)	—
Release upon disposal of interest in an equity method affiliate	—	—	—	(2,924)	—	(2,924)	(2,924)
Foreign currency translation adjustment	—	—	—	(4,591)	—	(4,591)	(4,591)

Balance at December 31, 2007	9,017,310	770	1,000,958	(7,288)	(456,115)	538,325	(35,693)

Net loss	—	—	—	—	(71,441)	(71,441)	(71,441)
Foreign currency translation adjustment	—	—	—	(8,079)	—	(8,079)	(8,079)
Unrealized loss on available-for-sale securities	—	—	—	(69,524)	—	(69,524)	(69,524)
Impairment loss on available-for-sale securities	—	—	—	69,524	—	69,524	69,524

Balance at December 31, 2008	9,017,310	770	1,000,958	(15,367)	(527,556)	458,805	(79,520)

Net income	—	—	—	—	246,951	246,951	246,951
Foreign currency translation adjustment	—	—	—	(174)	—	(174)	(174)
Unrealized loss on available-for-sale securities	—	—	—	(171)	—	(171)	(171)

Balance at December 31, 2009	9,017,310	770	1,000,958	(15,712)	(280,605)	705,411	246,606

Balance at December 31, 2009 (in US$)		113	146,641	(2,302)	(41,109)	103,343	36,128

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Cash flows from operating activities:
Net income (loss)	(28,178)	(71,441)	246,951	36,178
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized loss recognized on available-for-sale securities	—	—	(1,128)	(165)
Change in fair value of conversion option	(19,248)	4,244	(72)	(11)
Impairment loss on available-for-sale securities	—	69,524	—	—
Equity in earnings of equity method affiliates	(121,389)	(35,445)	(255,117)	(37,375)
Dividend received from associate	1,766	—	—	—
Compensation income from disclaiming rights in deposit paid for acquisition of properties	—	(17,000)	—	—
Loss on disposal of interest in an equity method affiliate	68,991	—	—	—
Gain on disposal of subsidiaries	(19,325)	—	—	—
Depreciation and amortization	57	—	—	—
Amortization of discount on subscription of convertible note receivable	(9,358)	(3,180)	(3,275)	(480)
Interest income from convertible note	5,908	1,124	1,110	163
Interest income from notes receivable and related party receivable	—	(1,684)	(16)	(2)
Write-off of other current assets	—	467	—	—
Deferred tax	19,324	(15,779)	25,512	3,738
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,072)	47	(789)	(116)
Accounts and other payables	—	—	(15,668)	(2,295)
Accrued liabilities	2,010	2,086	(1,141)	(167)

Net cash used in operating activities	(102,514)	(67,037)	(3,633)	(532)

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED
(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Cash flows from investing activities:
Decrease (increase) in due from related parties	(135,021)	20,456	27,648	4,050
(Increase) decrease in trading securities	229,144	28,349	(23,646)	(3,464)
Investments in and advances to equity method affiliates, net	(10,137)	—	—	—
Proceeds from disposals of interest in an equity method affiliate	137,603	—	—	—
Purchase of available-for-sale securities	—	(53,232)	—	—
Proceeds from available-for-sale securities	—	—	1,326	194
Disposal of subsidiaries	(12,431)	—	—	—

Net cash provided by (used in) investing activities	209,158	(4,427)	5,328	780

Cash flows provided by (used in) financing activities:
Change in due to related parties	(112,778)	71,061	(1,191)	(174)

Effect of exchange rate change	(465)	2	(395)	(58)

Net increase (decrease) in cash and cash equivalents	(6,599)	(401)	109	16
Cash and cash equivalents, beginning of year	7,120	521	120	17

Cash and cash equivalents, end of year	521	120	229	33

Supplemental schedule of cash flow information:

Interest paid	(104)	(3,834)	(4,493)	(658)

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED
(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 8)	157,974	—	—	—
Conversion of convertible note receivable, and the related transfer from derivative instruments, to trading securities (see note 8)	82,417	—	—	—
Transfer of retained interest in an equity method affiliate to trading securities upon its disposal	159,155	—	—	—

Assignment of receivable and notes receivable through current accounts of related parties	20,153	15,846	—	—
Settlement of notes receivables and other payable (see note 5)	—	—	20,523	3,007
Compensation income received and deposit paid on behalf by a former subsidiary	—	75,000	—	—
Acquisition of subsidiaries (see note 3)
Disposal of subsidiaries (see note 4)
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES
China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).
China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and as a result ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL and became the ultimate parent company till April 7, 2008 when HHL reduced its equity interest in the Company. There have been no further changes in the Company’s ownership status.
The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.
As of December 31, 2008 and 2009, the Company also had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b) Basis of Consolidation
The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(b) Basis of Consolidation — continued
The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
(c) Equity Method Investments in Affiliates
Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statement of operations.
Investment in equity method affiliates is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group’s share of changes in the equity method affiliates’ capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.
(d) Cash and Cash Equivalents
The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.
(e) Trading Securities
Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.
(f) Available-for-sale Securities
Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(f) Available-for-sale Securities — continued
Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.
The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:
•	The severity and duration of the fair value decline;
•	Deterioration in the financial condition of the issuer; and
•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.
During the year ended December 31, 2008, Rmb69,524 of losses previously classified in other comprehensive losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2007 and 2009.
(g) Income Taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.
The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(h) Foreign Currencies
The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.
Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations.
Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.
The translation of Renminbi amounts into US$ amounts as of and for the year December 31, 2009 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.83, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.
(i) Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2007, 2008 and 2009. As a result, no diluted earnings (loss) per share was presented for 2007, 2008 and 2009.
(j) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of available-for-sale securities, valuation of derivative instruments and valuation allowances for deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(k) Financial Instruments
The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the statement of operations.
The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Group has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.
(l) Comprehensive Income (Losses)
Comprehensive income (losses) represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income (losses) consists of net income (loss) and the foreign exchange differences arising from translation to reporting currency and unrealized gains and losses on available-for-sale securities.
(m) Recently Issued Accounting Pronouncements
In December 2009, FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets”. This ASU amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. The amendments in this ASU improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m) Recently Issued Accounting Pronouncements — continued
In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, and entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Except for the expanded disclosure requirements, the adoption is not expected to have a material impact on the Group’s consolidated financial statements.
In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. This amendment addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (paragraph 855-10-50-4). All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this ASU did not have a material impact on the Company’s financial statements.
In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The amendments in this ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this ASU. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m) Recently Issued Accounting Pronouncements — continued
In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a consensus of the FASB Emerging Issues Task Force”. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.
In May 2010, the FASB issued ASU 2010-19, “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates”. The amendments in this ASU are effective as of the announcement date of March 18, 2010. The adoption of this update did not have a material effect on the financial position, results of operations or cash flows of the Company.
In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This ASU amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Except for the expanded disclosure requirements, the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
3. ACQUISITION
In April 2008, China Enterprises Limited acquired a 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from HHL group. Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417 (US$5,045), and the amount was recorded as a payable of the Company owing to HHL.
The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

	Rmb	US$

Assets acquired:
Accounts and other receivable	63	9
Amount due from related parties	23,518	3,447
Available-for-sale securities	51,102	7,490
Trading securities	68,645	10,062

Total	143,328	21,008

Liabilities assumed:
Amount due to related parties	32,498	4,763
Accounts and other payable	57,042	8,361
Tax payable	19,371	2,839

Total	108,911	15,963

Net assets acquired	34,417	5,045

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
4. GAIN ON DISPOSAL OF SUBSIDIARIES
In December 2007, the Company disposed of its entire equity interest in Manwide Holdings Limited (“Manwide”) and (expressed in English as Rosedale Luxury Hotel & Suites Limited, “Rosedale Luxury”). The combined net liabilities of Manwide and Rosedale Luxury at the date of disposal were as follows:

	Rmb	US$

Net liabilities disposed of:
Plant and equipment, net	186	27
Due from a related party	47,763	7,000

Cash and cash equivalents	12,431	1,822
Due to related parties	(79,229)	(11,613)
Accrued liabilities	(2)	—

	(18,851)	(2,764)
Gain on disposal	19,325	2,833

Total consideration	474	69

Satisfied by:
Consideration receivable	474	69

Cash and cash equivalents disposed of	(12,431)	(1,822)

5. NOTES RECEIVABLE
The notes, carrying interest at commercial rates, were unsecured and receivable from an unrelated party. During 2009, the Company instructed the debtor to fully settle the notes receivable by directly paying off the Company’s other payables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
6. INVESTMENTS

	2008	2009	2009
	Rmb	Rmb	US$

Trading securities:
Equity securities listed in Hong Kong	40,758	50,116	7,342
Equity securities listed in Singapore	10,320	13,634	1,997

Total	51,078	63,750	9,339

Available-for-sale securities:
Equity securities listed in Hong Kong	33,992	33,546	4,915

The Company used closing prices of the above securities as of December 31, 2008 and 2009 to determine the fair values of investments.
7. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2008	2009	2009
	Rmb	Rmb	US$

Investments in equity method affiliates	393,216	648,333	94,982
Advances to equity method affiliates	7,735	7,735	1,133

Total	400,951	656,068	96,115
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)	(1,114)

	393,350	648,467	95,001

Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2008	2009

X One Holdings Limited (“X One”)	Hong Kong	33.33%	—
HZ	PRC	26%	26%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
7. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued
HZ:
As of December 31, 2008 and 2009, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.
The advances to the affiliate are interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered non-current. There has been no change in equity holdings in HZ since December 31, 2009.
Summarized financial information of HZ:

	2008	2009	2009
	Rmb	Rmb	US$

Current assets	3,814,475	4,335,233	634,902
Non-current assets	4,438,991	4,965,765	727,243
Current liabilities	5,763,894	5,873,394	860,167
Non-current liabilities	735,134	640,134	93,749
Total equity	1,513,408	2,494,629	365,342

Company’s share of net assets of HZ	393,216	648,333	94,982

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Revenues	11,786,327	13,445,951	15,145,328	2,218,055

Net income and comprehensive income	385,687	136,326	981,221	143,701

Company’s share of net income of HZ	100,278	35,445	255,117	37,375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
7. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued
X One:
In April 2009, X One was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.
Rosedale Hotel Holdings Limited (“Rosedale”):
In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each (“Subscription Shares”) in Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, its name changed to “Rosedale Hotel Holdings Limited” on May 27, 2010), representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Share.
As a result of capital raising activities of Rosedale during 2006, there was a net dilution of the percentage of Company’s equity ownership in Rosedale from 27.74% to 20.36% and the loss totaling Rmb41,537 was recognized as a decrease in additional paid-in capital during the fiscal year 2006. From May 24 through June 6, 2006, the Company also purchased a total of 2,948,000 ordinary shares of Rosedale for cash consideration of approximately Rmb2,227, resulting in excess over cost of approximately Rmb2,431 which was allocated to property, plant and equipment that are subject to depreciation and amortization.
In June 2007, the Company converted a total of HK$158,000 (equivalent to approximately Rmb148,916) Convertible Notes (see note 8 for details) of Rosedale into ordinary shares of HK$0.10 each of Rosedale at a conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Rosedale for cash consideration of approximately Rmb10,137, resulting in excess over cost of approximately Rmb106,356 which was allocated to property, plant and equipment that are subject to depreciation and amortization. As a result of capital raising activities of Rosedale, there was a net dilution of the percentage of Company’s equity ownership in Rosedale and the loss totaling Rmb25,837 was recognized as a decrease in additional paid-in capital during the fiscal year 2007.
The Company disposed 200,000,000 shares of Rosedale for total proceeds of Rmb137,603 resulting in a loss on disposal of Rmb68,991. Subsequent to these transactions, the interest in Rosedale held by the Company was decreased from approximately 20.36% to 12.77% as at June 30, 2007, and the investment was accounted for as trading securities of the Company thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
8. CONVERTIBLE NOTE RECEIVABLE
On March 23, 2006, Rosedale entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.
The initial conversion price of the Convertible Note was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issue of Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Convertible Notes on the fifth anniversary from the date of issue of the Convertible Notes (ie June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Convertible Notes outstanding.
The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price. Had all the Convertible Notes been converted into new shares in full as of December 31, 2008 and 2009, the equity ownership percentage held by the Company in Rosedale would decrease from 12.83% to 12.32% and 10.72% to 10.59% respectively.
Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.
The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which resulted in a payment by its intermediate holding company, GDI, on behalf of the Company, of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Rosedale.
The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916, see note 7) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. The Company did not convert any Convertible Notes during the years ended December 31, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
8. CONVERTIBLE NOTE RECEIVABLE — continued
Pursuant to the instrument constituting the Convertible Notes, the conversion price should be adjusted from HK$0.339 to HK$0.337 (the “2009 Adjustment”) as a result of completion of the placing of 1,800 million shares as announced by Rosedale on August 4, 2009. Since the 2009 Adjustment was less than 3% of the then prevailing conversion price of HK$0.339, pursuant to the terms of the Convertible Notes, the 2009 Adjustment did not take effect but would be carried forward and be taken into account in the next subsequent adjustment.
In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2007, 2008 and 2009, was a gain of Rmb19,248, a loss of Rmb4,244 and a gain of Rmb72 (US$11) which have been recognized in the consolidated statements of operations for fiscals 2007, 2008 and 2009, respectively.
The assumptions adopted for the valuation of the conversion option as of December 31, 2008 and 2009 under the Black-Scholes model are as follows:

	December	December
	31, 2008	31, 2009

Risk-free interest rate (by reference to the yield of Hong Kong Exchange Fund Bills & Notes)	0.64%	0.32%
Expected volatility (estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices)	82.97%	106.93%
Expected life (in years)	2.43	1.43
Expected dividend yield (per annum)	11.18%	0%
Fair Value:
Conversion feature (Rmb)	115	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
8. CONVERTIBLE NOTE RECEIVABLE — continued
Convertible note receivable consists of:

	2008	2009	2009
	Rmb	Rmb	US$

Debt element	49,553	51,602	7,560
Embedded derivative instrument	115	187	27

	49,668	51,789	7,587

9. DEPOSIT PAID FOR ACQUISITION OF PROPERTIES
On June 16, 2004, Manwide, a then subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Sheng Investment Limited (“Jiu Sheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).
The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, was Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Sheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.
The remaining consideration of Rmb400,000 was to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition was subject to certain conditions precedent.
According to the conditional sale and purchase agreement, prior to the completion of acquisition, Jiu Sheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan (“Loan”) to be granted by PRC banks to Manwide to finance the remaining consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
9. DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
Provided that if the conditions are not fulfilled on or before June 1, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on Jiu Sheng. If the conditions are not fulfilled within the extended period, Manwide shall be entitled to terminate the agreement and Jiu Sheng shall refund the deposit to Manwide together with interests accrued during the period from the date of the agreement to the date of deposit is refunded and calculated on the relevant prevailing market interest rate.
It is one of the conditions for completion of the acquisition that Jiu Sheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. Should Jiu Sheng fail to obtain such approval within 150 days from the date of the agreement, Manwide is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the properties together with the two levels underground carparks for a consideration of Rmb70,000.
However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the stated period and accordingly, Jiu Sheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Sheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group (i) would be deducted from the purchase consideration of Xiang Zhang Garden.
Further, the Group had advanced an additional Rmb8,000 to Jiu Sheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Sheng amounted to Rmb58,000 as of December 31, 2005.
In June 2005, the Group had commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It also came to the attention of the Group that one of the three secured creditors of Jiu Sheng and the Main Contractor had already applied to and been granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.
As a condition precedent to the application of the Injunction Order, an institution in the PRC provided a guarantee of Rmb402,000 to the PRC court on behalf of the Group.
On June 22, 2006, the People’s High Court of Shanghai City ruled the case in favor of the Group and demanded Jiu Sheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Group to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Group. The judgment also, among other things, demanded Jiu Sheng to pay Rmb5,900 to the Group as compensation for the breach of the sale and purchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
9. DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
In August 2006, the Group applied to the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Sheng. At the same time, Jiu Sheng initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter.
In December 2007, the Company completed a transfer of certain of its assets and liabilities to an independent third party, including the deposit paid for the acquisition of Xiang Zhang Garden, from its then subsidiaries, Manwide and Rosedale Luxury, to another subsidiary of the Company before the completion of the disposition of Manwide and Rosedale Luxury.
In March 2008, the Group entered into an agreement with Jiu Sheng through Rosedale Luxury, to disclaim its rights in Xiang Zhang Garden for consideration of Rmb75,000 which was received by Rosedale Luxury in April 2008 and again of Rmb17,000 has been recognized in the consolidated statement of operation for the year ended December 31, 2008.
10. DEPOSIT PAID FOR ACQUISITION OF INVESTMENT
On April 15, 2008, Wealth Faith, a subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.
The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008. As of the date of this report, no formal agreement has been entered into between Wealth Faith and the third party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
11. INCOME TAXES
The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

The PRC	(24,297)	15,890	—	—
All other jurisdictions	(105,946)	(132,305)	17,346	2,541

	(130,243)	(116,415)	17,346	2,541

Income taxes expense consists of:

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Current	—	6,250	—	—
Deferred	19,324	(15,779)	25,512	3,738

	19,324	(9,529)	25,512	3,738

Bermuda
The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
11. INCOME TAXES — continued
British Virgin Islands (“BVI”)
The Company has certain of its subsidiaries incorporated under the laws of BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.
Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.
There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.
There is no income tax treaty or convention currently in effect between the United States and the BVI.
Hong Kong
The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying the current rate of taxation to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.
In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5% to be applied prospectively. The proposal was formally enacted on June 26, 2008.
The Company and certain of its subsidiaries operated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
11. INCOME TAXES — continued
PRC
The Group’s PRC entities are subject to income taxes calculated at tax rates (ranging from 16.5% to 33% up to December 31, 2007 and 15% to 25% beginning from January 1, 2008) on the taxable income.
On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate becomes effective since January 1, 2008.
The deferred tax liability of Rmb3,545 and Rmb29,057 as of December 31, 2008 and 2009, respectively, has been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not be subject to withholding tax. Consequently, the deferred tax liability on the undistributed earnings of the Company’s PRC affiliate at December 31, 2007 of Rmb19,324 (US$2,832) was written off during the year ended December 31, 2008.
The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.
The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008 and 2009, there is no interest and penalties related to uncertain tax positions.
The tax positions for the years 2002 to 2009 may be subject to examination by the Hong Kong tax authorities.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
11. INCOME TAXES — continued
The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2008	2009	2009
	Rmb	Rmb	US$

Current deferred tax asset:
Tax losses	7,567	6,679	978
Valuation allowances	(7,567)	(6,679)	(978)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(3,545)	(29,057)	(4,257)

Movement in valuation allowance:

	2008	2009	2009
	Rmb	Rmb	US$

At the beginning of the year	—	7,567	1,108
Current year movement	7,567	(888)	(130)

At the end of the year	7,567	6,679	978

The Group has total tax operating loss carry forwards of Rmb45,858 and RMB40,476 (US$5,930) as of December 31, 2008 and 2009, respectively. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
11. INCOME TAXES — continued
The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2007	2008	2009

Profits tax rate in Hong Kong	17.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	4.2%	2.1%	(16.2%)
Effect on withholding income tax on dividend	(218.3%)	19.5%	9.4%
Change in valuation allowance	—	(23.5%)	(0.3%)
Tax rate difference between tax jurisdictions	(21.7%)	(2.8%)	—

Effective tax rate	(218.3%)	11.8%	9.4%

12. CAPITAL STOCK
Share Capital
The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.
In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
12. CAPITAL STOCK — continued
Capital Stock
Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.
13. FAIR VALUE MEASUREMENTS
Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.
Fair Value Hierarchy
ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
13. FAIR VALUE MEASUREMENTS — continued
Fair Value Hierarchy — continued
The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009:

	Quoted
	prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
	Rmb	Rmb	Rmb	Rmb

Current Assets:
Trading securities
— Equity securities listed in Hong Kong	40,758	—	—	40,758
— Equity securities listed in Singapore	10,320	—	—	10,320

	51,078	—	—	51,078

Available-for-sale securities
— Equity securities listed in Hong Kong	33,992	—	—	33,992

Non-current Assets:
Derivative instruments	—	115	—	115

Total	85,070	115	—	85,185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
13. FAIR VALUE MEASUREMENTS — continued
Fair Value Hierarchy — continued

	Quoted
	prices
	In Active	Significant
	Market for	Other	Significant
	Identical	Observable	Unobservable	Balance
	Assets	Inputs	Inputs	as of
	(Level 1)	(Level 2)	(Level 3)	December 31, 2009
	Rmb	Rmb	Rmb	Rmb	US$

Current Assets:
Trading securities
— Equity securities listed in Hong Kong	50,116	—	—	50,116	7,342
— Equity securities listed in Singapore	13,634	—	—	13,634	1,997

	63,750	—	—	63,750	9,339

Available-for-sale securities
— Equity securities listed in Hong Kong	33,546	—	—	33,546	4,915

Non-current Assets:
Derivative instruments	—	187	—	187	27

Total	97,296	187	—	97,483	14,281

In addition, the Company has entered into a subscription agreement with Rosedale in relation to the subscription of the Convertible Notes (see Note 8). The fair value of conversion options were estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in valuation model and considered a level 2 item in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
14. COMMITMENTS AND CONTINGENCIES
As of December 31, 2008 and 2009, the Company has outstanding capital commitments for acquisition of investment amounting to approximately Rmb75,000 (US$10,988) (see Note 10).
15. DISTRIBUTION OF PROFIT
(a) Dividends
Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2008 and 2009, the Company’s affiliates in the PRC had accumulated profits of Rmb861,870 and Rmb1,769,377 (US$259,218), respectively, as reported in their statutory financial statements.
The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2007, 2008 and 2009.
(b) Profit appropriation
In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. All other reserve fund are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.
Included in the accumulated deficit of the Company as of December 31, 2007, 2008 and 2009 was non-distributable reserves attributable of Rmb1,288, Rmb1,288 and Rmb2,171 (US$318), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
16. RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS
Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.
Other than those disclosed elsewhere in the consolidated financial statements, the Company also had the following related party balances:
(a) Due from/to Related Parties

	2008	2009	2009
	Rmb	Rmb	US$

Due from:
CSH and its subsidiaries	118	118	17
GDI and its subsidiaries (“GDI Group”)	2,162	2	1
HHL and its subsidiaries (except GDI Group)	31,747	1,267	186
Rosedale and its subsidiaries	20,012	28,766	4,213

	54,039	30,153	4,417

Due to:
CSH and its subsidiaries	658	394	58
GDI and its subsidiaries	2,780	1,737	254
HHL and its subsidiaries (except GDI Group) (“HHL Group”)	118,170	94,545	13,851
ITC and its subsidiaries (except HHL Group and GDI Group)	1,660	—	—
Rosedale and its subsidiaries (note 7)	1,627	523	77
Paul Y. Finance Limited	—	9,744	1,427

	124,895	106,943	15,667

As of December 31, 2008 and 2009, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
17. STAFF RETIREMENT PLANS
All of the Chinese employees of the PRC entities and Rosedale Luxury are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale Luxury are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of average monthly salaries for the years ended December 31, 2007, 2008 and 2009. The expense reported in the consolidated statements of operations related to these arrangements was Rmb20, Rmb20 and RmbNil for the years ended December 31, 2007, 2008 and 2009, respectively.
18. PLEDGE OF ASSETS
As of December 31, 2008 and 2009, trading and available-for-sale securities amounting to Rmb82,187 and Rmb94,510 (US$13,846) are collateralized to secure the security trading margin facilities of the Company.
19. SUBSEQUENT EVENTS
On February 2, 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every 20 its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.
On June 23, 2010, Rosedale announced that it proposed to make the repurchase offer to repurchase the Convertible Notes (the “Repurchase Offer”). The Company did not accept the Repurchase Offer.
Pursuant to the instrument constituting the Convertible Notes, the conversion price of the Convertible Notes is to be adjusted from HK$6.780 to HK$6.774 (the “Adjustment”) as a result of the issue and allotment of 111,666,000 shares pursuant to the terms of the Repurchase Offer. Since the Adjustment when aggregated with the 2009 Adjustment is less than 3% of the prevailing conversion price of HK$6.780, pursuant to the terms and conditions of the Notes, the 2009 Adjustment and the Adjustment will not take effect but shall be carried forward and be taken into account in the next subsequent adjustment.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
CHINA ENTERPRISES LIMITED
95741
▼ FOLD AND DETACH HERE ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 3.	Please mark your votes as indicated in this example	☒

1. Elect the directors and authorize the Board of Directors to determine the directors’ remuneration.
						FOR	AGAINST	ABSTAIN
Nominees: 01 Allan Yap 02 Chan Ling, Eva 03 Lien Kait Long 04 Dorothy Law 05 Richard Whittall 06 Sin Chi Fai	FOR all nominees listed below and to authorize the Board of Directors to determine the directors’ remuneration. ☐	WITHHOLD AUTHORITY to vote for all nominees listed below and to authorize the Board of Directors to determine the directors’ remuneration. ☐	*EXCEPTIONS ☐	2.	To approve the report of independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2009.	☐	☐	☐

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.)				3.	To appoint Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm of the Company for a term expiring at the 2011 Annual General Meeting and to authorize the Board of Directors to fix its remuneration.	☐	☐	☐

*Exceptions

Mark Here for Address Change or Comments SEE REVERSE	☐
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

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▼ FOLD AND DETACH HERE ▼
CHINA ENTERPRISES LIMITED
P R O X Y
This proxy is solicited on behalf of the Board of Directors
This proxy must be received on or prior to
March 28, 2011 10:00 a.m. (Hong Kong time) for action to be taken
CHINA ENTERPRISES LIMITED, COMMON STOCK — PROXY
Annual General Meeting of Shareholders — March 31, 2011
The undersigned, who is a holder of Common Stock of China Enterprises Limited, a corporation organized under the laws of Bermuda with limited liability, has received a copy of the Notice of Annual General Meeting which has been called to be held on March 31, 2011 (and at any adjournment thereof) and hereby directs the Board of Directors of China Enterprises Limited to vote as indicated on the reverse side of this card.
Please indicate on the reverse side of this card how your shares are to be voted. Unless you otherwise indicate, this proxy will be voted “FOR” proposals 1 through 3.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)	95741

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2011
CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman